SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Air T, Inc.

(Exact name of Registrant, as specified in its charter)

Delaware	001-35476	52-1206400
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

3524 Airport Road

Maiden, North Carolina 28650

(Address of principal executive offices, including zip code)

(704) 731-1500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01	Conflict Minerals Disclosure and Report

(a) Air T, Inc. (the “Company”) operates businesses in five core segments. Of the Company’s segments, only its Global Aviation Services, LLC (“GGS”) subsidiary, which comprises its ground support services segment, manufactures or contracts to manufacture products in which any Subject Minerals (as defined below) are necessary to their functionality or production and are required to be covered by this report. The Company has conducted in good faith a country of origin inquiry reasonably designed to determine whether any gold or columbite-tantalite (coltan), cassiterite, wolframite or their derivatives (tantalum, tin and tungsten) (collectively, the “Subject Minerals”) in products manufactured by GGS originated in the Democratic Republic of the Congo or any adjoining country (collectively, the “Covered Countries”) or are from recycled or scrap sources, as such terms are defined in paragraph (d) of Item 1.01 of Form SD of the Securities and Exchange Commission. GGS’s manufacturing activity involves only the assembly of its products from vehicles, components and sub-assemblies acquired from suppliers, including certain components and sub-assemblies manufactured by third-party suppliers to unique specifications of GGS. These vehicles, components and sub-assemblies acquired from suppliers typically include further components and sub-assemblies acquired by GGS’s direct suppliers from other suppliers. Because GGS assembles its products from vehicles, components and sub-assemblies acquired from third parties, it must rely on its direct suppliers (and they in turn must rely upon their suppliers) to determine whether any of the vehicles, components and sub-assemblies included in GGS’s products include any Subject Minerals and, if any of the Subject Minerals are included in any product, the source of the Subject Mineral.

To determine whether any of its products included any of the Subject Minerals and, if so, the country of origin of the Subject Minerals, GGS, at the direction of the Company, contacted its primary suppliers, a number of which are distributors and not manufacturers, requesting that the supplier confirm whether the vehicles, components and subassemblies and any other items provided by the supplier contained any Subject Minerals and, if so, whether the source of all Subject Minerals included in the products sold to GGS were from scrap or recycled material or, if the source was not from scrap or recycled materials, whether the country of origin of any such Subject Minerals was any of the Covered Countries. While GGS requested suppliers to complete the Conflict Minerals Reporting Template created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative, GGS also accepted form certifications and other responses from its suppliers. GGS received responses from all of the 34 primary third-party suppliers that it had contacted. Although a number of suppliers whose products included any Subject Minerals certified that either the source of the Subject Minerals was either scrap or recycled materials or from a country other than the Covered Countries, certain suppliers whose products included Subject Minerals, including the primary supplier of vehicles used as the platform for the bulk of GGS’s products, reported that the source of the Subject Minerals was unknown or uncertain.

(b) Based on the country of origin inquiry described above, (i) the Company could not determine that the Subject Minerals included in the products manufactured by GGS during the period covered by this report either did not originate in the Democratic Republic of the Congo or an adjoining country or did come from recycled or scrap sources, (ii) the Company could not determine that it had no reason to believe that any of the Subject Minerals included in products manufactured by GGS during the period covered by this report may have originated in the Democratic Republic of the Congo or an adjoining country, and (iii) the Company could not determine that it was reasonable to believe that the Subject Minerals included in products manufactured by GGS during the period covered by this report came from recycled or scrap sources.

(c) In reliance of the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, the Company has included in this report only those disclosures required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Item 1.02	Exhibit

In reliance of the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, the Company has included in this report only those disclosures required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Item 2.01	Exhibits

In reliance of the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, the Company has included in this report only those disclosures required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2017

AIR T, INC.

By:	/s/ Candice L. Otey
Candice L. Otey
Vice President-Finance, Chief Financial Officer, Secretary and Treasurer

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